                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A
                                (Amendment No. 1)


                   Under the Securities Exchange Act of 1934*


                                  Texoil, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   882 906 209
                                 (CUSIP Number)

                                Robert L. Zorich
                            EnCap Investments L.L.C.
                           1100 Louisiana, Suite 3150
                              Houston, Texas 77002
                                 (713) 659-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 11, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 882906209                SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP INVESTMENTS L.L.C.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization     ENCAP INVESTMENTS L.L.C. IS A
                                               LIMITED LIABILITY COMPANY
                                               ORGANIZED UNDER THE LAWS OF THE
                                               STATE OF DELAWARE
--------------------------------------------------------------------------------

                                   (7)      Sole Voting Power               0
      Number of                    ---------------------------------------------
      Shares Bene-
      ficially                     (8)      Shared Voting Power       902,736(1)
      Owned by                     ---------------------------------------------
      Each
      Reporting                    (9)      Sole Dispositive Power          0
      Person With                  ---------------------------------------------

                                   (10)     Shared Dispositive Power  902,736(1)
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    902,736(2)

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                  [ ](2)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                12.8%(3)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                         OO

--------------------------------------------------------------------------------

     (1) Voting and dispositive power is shared among Energy PLC, EnCap LP and EnCap Investments (defined in Item 2). Consists of 106,968 shares of Common Stock and 187,500 shares of Common Stock issuable upon conversion of the shares of Series A Preferred (defined in Item 2) owned by Energy PLC, and 320,904 shares of Common Stock and 287,364 shares of Common Stock issuable upon conversion of the shares of Series A Preferred owned by EnCap LP.

     (2) EnCap Investments disclaims any beneficial ownership of EnCap LP's or Energy PLC's (defined in Item 2) shares.

     (3) Based on 6,555,126 shares issued and outstanding as of October 30, 1999 as reported in the Form 10-QSB of Issuer for the quarter ended September 30, 1999.

CUSIP NO. 882906209                SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP EQUITY 1996 LIMITED PARTNERSHIP

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization       ENCAP EQUITY 1996 LIMITED
                                                 PARTNERSHIP IS A LIMITED
                                                 PARTNERSHIP ORGANIZED UNDER THE
                                                 LAWS OF THE STATE OF TEXAS
--------------------------------------------------------------------------------

                                   (7)      Sole Voting Power               0
      Number of                    ---------------------------------------------
      Shares Bene-
      ficially                     (8)      Shared Voting Power       608,268(1)
      Owned by                     ---------------------------------------------
      Each
      Reporting                    (9)      Sole Dispositive Power          0
      Person With                  ---------------------------------------------

                                   (10)     Shared Dispositive Power  608,268(1)
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      608,268(2)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                  [ ](2)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                         8.9%(3)
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                         PN

--------------------------------------------------------------------------------

     (1) Voting and dispositive power is shared among EnCap LP and EnCap Investments (defined in Item 2). Consists of 320,904 shares of Common Stock and 287,364 shares of Common Stock issuable upon conversion of the shares of Series A Preferred (defined in Item 2) owned by EnCap LP.

     (2) EnCap LP disclaims any beneficial ownership of EnCap Investments' (defined in Item 2) shares and only claims beneficial ownership of the above-mentioned 608,268 shares. Please see Item 5.

     (3) Based on 6,555,126 shares issued and outstanding as of October 30, 1999 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 1999.

ITEM 1.     SECURITY AND ISSUER.

      The following is added to Item 1:

      In June 1999, the Issuer's board of directors approved certain changes to the outstanding Common Stock intended to result in approximately a 1 for 6 reverse stock split.

ITEM 2.     IDENTITY AND BACKGROUND.

      Item 2 is amended and restated in its entirety as follows:

      (a) - (c)

      EnCap Equity 1996 Limited Partnership ("EnCap LP"), is a limited partnership organized and existing under the laws of the State of Texas. EnCap LP's principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap LP is making oil and gas related investments.

      EnCap Investments L.L.C. ("EnCap Investments"), is a limited liability company organized under the laws of the State of Delaware. EnCap Investments is the general partner of EnCap LP. EnCap Investments also serves as an investment advisor to Energy Capital Investment Company PLC ("Energy PLC"), a company organized and existing under the laws of England, under an Investment Advisory Agreement dated as of February 4, 1994. EnCap Investments' principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is to act as a financial consultant, investment advisor and/or finder for its clients with respect to financial and investment transactions in the oil and gas industry. Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Field Services Company, a Delaware corporation ("El Paso Field Services").

      El Paso Field Services Company is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Field Services is natural gas gathering and processing and intrastate gas transmission. Current information concerning the controlling person and executive officers and directors of El Paso Field Services is set forth on Schedule I hereto. The controlling person of El Paso Field Services is El Paso Energy Corporation, a Delaware corporation ("El Paso Energy").

      El Paso Energy is a Delaware corporation with its principal executive offices located at the El Paso Energy Building, 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Energy is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Energy is set forth on Schedule I hereto.

      (d) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      (f) Except as indicated on Schedule I, each of the individuals identified on Schedule I is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The following is added to Item 3:

      On November 11, 1999, Encap LP acquired 143,682 shares and Energy PLC acquired 93,750 shares of Series A Preferred Stock of the Issuer ("Series A Preferred") at a purchase price of $8 per share pursuant to a Preferred Stock Purchase Agreement dated October 12, 1999 (the "Purchase Agreement"). In addition, EnCap LP assigned the rights to purchase 137,568 additional shares of Series A Preferred to El Paso Capital Investment Company, LLC ("El Paso LLC"). The sole member of El Paso LLC is El Paso Energy.

      In accordance with the terms of the Designation of Preferences, Limitations and Rights of Series A Convertible Preferred Stock of Texoil, Inc. (the "Certificate of Designation"), each share of Series A Preferred is initially convertible, at the option of the holder thereof, at any time on or after the date of issuance, into the number of shares of common stock which results from dividing the Conversion Price (as defined) per share in effect at the time of conversion into the per share Conversion Value. The initial "Conversion Price" of the Series A Preferred is $4.00 and the "Conversion Value" of the Series A Preferred is $8.00 per share. The initial Conversion Price of the Series A Preferred is subject to anti-dilution adjustment. Based on the initial Conversion Price, EnCap LP's 93,750 shares of Series A Preferred are convertible into 187,500 shares of Common Stock and Energy PLC's 143,682 shares of Series A Preferred are convertible into 287,364 shares of Common Stock. At any time after December 1, 2002 that the Issuer's Net Equity Value (as defined) equals or exceeds $121,500,000 and the Issuer's Net Equity Value per share (Net Equity Value divided by the number of shares of Common Stock of the Issuer outstanding on a fully-diluted basis) equals or exceeds $10.00, each share of Series A Preferred will automatically be converted into the number of shares of Class B Common Stock which results from dividing the Conversion Price per share in effect at the time of conversion into the per share Conversion Value. "Net Equity Value" will be determined as of each March 31, June 30, September 30 and December 31 and equals the sum of (A) 95% of the present value, using a 10% discount rate, of the estimated future net revenues from the Issuer's proved developed producing reserves, (B) 50% of the present value, using a 10% discount rate, of the estimated future net revenues from the Issuer's proved developed nonproducing reserves ("PDNP Value"), (C) 25% of the present value, using a 10% discount rate, of the estimated future net revenues from the Issuer's proved undeveloped reserves ("PUD Value"), and (D) the Issuer's current assets, less the sum of the Issuer's current liabilities and the Issuer's long-term liabilities (exclusive of deferred taxes); provided, however, that for purposes of determining Net Equity Value, the sum of the PDNP Value and the PUD Value shall not exceed three-sevenths (3/7) of the value determined under clause (A) of this sentence. The Series A Preferred shares issued to EnCap LP and Energy PLC are convertible into additional shares of Common Stock, pursuant to the terms of the Purchase Agreement, in the event of any inaccuracy in or breach or nonperformance of the agreement, covenants, representations or warranties made or to be performed by the Issuer under the Purchase Agreement.

      The holders of Series A Preferred shares are entitled to receive dividends at a rate of 9% per annum payable quarterly in additional shares of Series A Preferred. Such dividends are expected to result in a minimum issuance to EnCap LP and Energy PLC of approximately 27,100 and 17,700 additional shares of Series A Preferred, respectively (convertible into 54,200 and 35,400 shares of common stock, respectively).

      The holders of Series A Preferred shares have the right under the Purchase Agreement to acquire additional shares of Series A Preferred upon the consolidation or merger of the Issuer with or into any other corporation or business entity in which the holders of the voting securities of the Issuer do not continue to hold more than 50% of the total voting securities of the surviving entity outstanding immediately after such transaction, the sale or other transfer in a single transaction or series of related transactions of all or substantially all of the assets of the Issuer or the liquidation, dissolution, winding-up or reorganization of the Issuer at any time prior to November 10, 2001. The Issuer has also granted to each holder of Series A Preferred a right of first refusal to purchase its pro rata share of new securities which the Issuer may propose to sell and issue from time to time.

      The Certificate of Designation entitles the holders of the Series A Preferred shares to elect the Class B directors to the Issuer's board of directors. The holders of a majority of the shares of Series A Preferred elected
S. Wil VanLoh, Jr., Toby R. Neugebauer and Jeffrey A. Jones as Class B directors on November 10, 1999. The Amended and Restated Articles of Incorporation of the Issuer provide that upon the occurrence of certain trigger events set forth in the Certificate of Designation, the voting power of the Class B directors shall increase from three votes to six votes. The Certificate of Designation prohibits the Issuer from authorizing or paying any dividend or other distribution on the Common Stock without the prior written approval of the holders of a majority of the shares of Series A Preferred.

      The Issuer's Articles of Incorporation and Bylaws were amended and restated in their entirety in connection with the Purchase Agreement. The classification of the board of directors and the adoption of the provision that Class A directors may only be removed for cause may impede the acquisition of control of the Issuer by a third party.

ITEM 4.     PURPOSE OF TRANSACTION.

      No Modification.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended and restated in its entirety as follows:

      (a) EnCap LP. EnCap LP is the beneficial owner of 608,268 shares of Common Stock, which includes 287,364 shares of Common Stock issuable upon conversion of its shares of Series A Preferred. Based on the 6,555,126 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 1999, EnCap LP is the beneficial owner of approximately 8.9% of the outstanding shares of Common Stock.

            EnCap Investments. EnCap Investments, as the sole general partner of EnCap LP and as an investment advisor of Energy PLC, is the beneficial owner of 902,736 shares of Common Stock, which includes 187,500 shares of Common Stock issuable upon conversion of Energy PLC's shares of Series A Preferred and 287,364 shares of Common Stock issuable upon conversion of EnCap LP's shares of Series A Preferred. Based on the 6,555,126 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 1999, EnCap Investments is the beneficial owner of approximately 12.8% of the outstanding shares of Common Stock.

            El Paso Field Services and El Paso Energy. Each of El Paso Field Services and El Paso Energy may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). Additionally, each of El Paso Field Services and El Paso Energy may be deemed to be the beneficial owner of the 275,136 shares of Common Stock which are issuable to El Paso LLC upon conversion of its shares of Series A

Preferred (by virtue of being controlling persons of El Paso LLC) (see Item 3). El Paso Field Services and El Paso Energy disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments and El Paso LLC.

            Executive Officers and Directors. Except as otherwise described herein or in an Exhibit filed herewith, to the knowledge of the reporting persons no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I is the beneficial owner of any shares of Common Stock.

      (b) EnCap LP. Through its general partner, EnCap LP shares the power to vote or direct the vote and to dispose or direct the disposition of 608,268 shares of Common Stock with EnCap Investments, its general partner.

            EnCap Investments. EnCap Investments shares the power to vote and direct the vote or to dispose or direct the disposition of 902,736 shares of Common Stock with each of Energy PLC by virtue of the Investment Agreement (as defined in Item 6) and EnCap LP as its general partner. EnCap Investments disclaims beneficial ownership of any shares of Common Stock owned by either EnCap LP or Energy PLC.

            El Paso Field Services and El Paso Energy. Each of El Paso Field Services and El Paso Energy may be deemed to have the power to direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). In addition, each of El Paso Field Services and El Paso Energy may deemed to have the power to direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed owned by El Paso LLC. El Paso Field Services and El Paso Energy disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments and El Paso, LLC.

            Executive Officers and Directors. Except as otherwise described herein or in an Exhibit filed herewith, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I is the beneficial owner of any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

      (d) No person other than Energy PLC, EnCap LP and EnCap Investments has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The following is added to Item 6:

      In connection with the Purchase Agreement, EnCap LP and Energy PLC entered into a Registration Rights Agreement with the Issuer dated November 10, 1999 (the "Preferred Registration Rights

Agreement"), pursuant to which the holders of the Series A Preferred shares are entitled to three demand registrations giving them the right to have their shares of Common Stock (acquired upon conversion of the shares of Series A Preferred) registered with the Securities and Exchange Commission upon a request by the holders of at least 25% of the registrable securities, subject to certain limitations. The Preferred Registration Rights Agreement also gives the holders of the Series A Preferred "piggy-back" registration rights, which permit the holders to have their securities included in registrations of the Issuer's securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 has been amended and restated in its entirety as follows:

Exhibit 1         -     Joint Filing Agreement dated December 14, 1999 between
                        EnCap LP and EnCap Investments.

Exhibit 4.6*      -     Investment Advisory Agreement dated February 4, 1994.

Exhibit 4.7*      -     Acquisition and Distribution Agreement dated May 4,
                        1998, between Texoil, Inc., Cliffwood Oil & Gas Corp.
                        and Cliffwood Acquisition - 1996 Limited Partnership.

Exhibit 4.8*      -     Registration Rights Agreement dated May 4, 1998, between
                        Texoil, Inc., Energy Capital Investment Company PLC and
                        EnCap Equity 1996 Limited Partnership.

Exhibit 4.9*      -     May 1998 Agreement in Respect of Agreement of Limited
                        Partnership dated May 4, 1998, between Cliffwood Oil &
                        Gas Corp., Energy Capital Investment Company PLC and
                        EnCap Equity 1996 Limited Partnership.

Exhibit 4.10**    -     Preferred Stock Purchase Agreement, dated as of
                        October 12, 1999.

Exhibit 4.11***   -     Amended and Restated Articles of Incorporation.

Exhibit 4.12***   -     Certificate of Designation Establishing Series A
                        Convertible Preferred Stock.

Exhibit 4.13****  -     Registration Rights Agreement, dated as of November 10,
                        1999.


-------------------------

* Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D, dated July 13, 1998.

** Incorporated by reference to Exhibit 7.1 to the Form 8-K filed by Texoil, Inc. on October 13, 1999.

*** Incorporated by reference to Exhibits 3.1, 3.2 and 4.1, respectively, to the Form 8-K/A filed by Texoil, Inc. on November 15, 1999.

**** Incorporated by reference to Exhibit 5 to the Schedule 13D filed by Quantum Energy Partners, LP on November 22, 1999.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 14, 1999                    ENCAP EQUITY 1996 LIMITED PARTNERSHIP

                                           By: EnCap Investments L.L.C.,
                                               General Partner



                                           /s/ ROBERT L. ZORICH
                                           -------------------------------------
                                               Robert L. Zorich
                                               Managing Director



Date: December 14, 1999                    ENCAP INVESTMENTS L.L.C.



                                           /s/ ROBERT L. ZORICH
                                           -------------------------------------
                                               Robert L. Zorich
                                               Managing Director

                                   SCHEDULE I

      1. EnCap Investments. Set forth below are the name and present, principal occupation or employment of each managing director of EnCap Investments. The business address of each managing director, unless otherwise indicated below, is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. Each managing director of EnCap is a United States citizen. To the knowledge of the reporting persons, none of such individuals directly owns any Common Stock.

      Name                    Present Principal Occupation or Employment
      ----                    ------------------------------------------
      Gary R. Peterson        Gary R. Petersen is a Managing Director of EnCap Investments.

      D. Martin Phillips      D. Martin Phillips is a Managing Director of EnCap Investments.

      David B. Miller         David B. Miller is a Managing Director of EnCap Investments.

      Robert L. Zorich        Robert L. Zorich is a Managing Director of EnCap Investments.

      D. Mark Leland          D. Mark Leland is a Managing Director of EnCap Investments.

      2. El Paso Field Services. The name and citizenship, business address and present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Field Services is set forth below.

Name and Citizenship                 Business Address                      Position/Principal Occupation
--------------------                 ----------------                      -----------------------------
Executive Officers &
Directors:

William A. Wise                      El Paso Energy Corporation            Director and Chairman of the Board
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

Robert G. Phillips                   El Paso Energy Corporation            Director and President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

H. Brent Austin                      El Paso Energy Corporation            Director, Executive Vice President
(United States Citizen)              1001 Louisiana Street                 and Chief Financial Officer
                                     Houston, Texas 77002

Jeffrey I. Beason                    El Paso Energy Corporation            Vice President and Controller
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

C. Dana Rice                         El Paso Energy Corporation            Vice President and Treasurer
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

E. Randall West                      El Paso Energy Corporation            Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

D. Mark Leland                       El Paso Energy Corporation            Senior Vice President and
(United States Citizen)              1001 Louisiana Street                 Chief Financial Officer
                                     Houston, Texas 77002
Gary R. Peterson                     See Part 1 above.                     Senior Vice President

D. Martin Phillips                   See Part 1 above.                     Senior Vice President

David B. Miller                      See Part 1 above.                     Senior Vice President

Robert L. Zorich                     See Part 1 above.                     Senior Vice President

      3. El Paso Energy. The name and citizenship, business address and present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Energy is set forth below.


Name and Citizenship                 Business Address                      Position/Principal Occupation
--------------------                 ----------------                      -----------------------------
Executive Officers &
Directors:

William A. Wise                      El Paso Energy Corporation            Director, President and Chief
(United States Citizen)              1001 Louisiana Street                 Executive Officer
                                     Houston, Texas 77002

H. Brent Austin                      El Paso Energy Corporation            Executive Vice President and Chief
(United States Citizen)              1001 Louisiana Street                 Financial Officer
                                     Houston, Texas 77002

Joel Richards III                    El Paso Energy Corporation            Executive Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

Ralph Eads                           El Paso Energy Corporation            Executive Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

Jeffrey I. Beason                    El Paso Energy Corporation            Senior Vice President and
(United States Citizen)              1001 Louisiana Street                 Controller
                                     Houston, Texas 77002

C. Dana Rice                         El Paso Energy Corporation            Senior Vice President and Treasurer
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

William A. Smith                     El Paso Energy Corporation            Executive Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

Britton White Jr.                    El Paso Energy Corporation            Executive Vice President and
(United States Citizen)              1001 Louisiana Street                 General Counsel
                                     Houston, Texas 77002

Name and Citizenship                 Business Address                      Position/Principal Occupation
--------------------                 ----------------                      -----------------------------
Richard Owen Baish                   El Paso Energy Corporation            President of El Paso Natural Gas
(United States Citizen)              1001 Louisiana Street                 Company
                                     Houston, Texas 77002

John B. Homes, Jr.                   El Paso Energy Corporation            President of El Paso Production
(United States Citizen)              1001 Louisiana Street                 Company
                                     Houston, Texas 77002

John D. Hushon                       El Paso Energy Corporation            President of El Paso Energy
(United States Citizen)              1001 Louisiana Street                 International Company
                                     Houston, Texas 77002

Greg G. Jenkins                      El Paso Energy Corporation            President of El Paso Merchant
(United States Citizen)              1001 Louisiana Street                 Energy Company
                                     Houston, Texas 77002

Robert G. Phillips                   El Paso Energy Corporation            President of El Paso Field Services
(United States Citizen)              1001 Louisiana Street                 Company
                                     Houston, Texas 77002

John W. Somerhalder II               El Paso Energy Corporation            President of Tennessee Gas Pipeline
(United States Citizen)              1001 Louisiana Street                 Company
                                     Houston, Texas 77002

Byron Allumbaugh                     Ralphs Grocery Company                Director of El Paso/Retired
(United States Citizen)              610 Newport Center Drive              Chairman, Ralphs Grocery
                                     Suite 210                             Company
                                     Newport Beach, CA 92660

Juan Carlos Braniff                  Presidente Masaryk No. 8              Director of El Paso/CEO Service
(Mexican Citizen)                    6th Floor                             Banking Grupo Financiero
                                     Col. Bosques de                       Bancomer
                                     Chapultepec
                                     Mexico, D.F. 11588

James F. Gibbons                     Stanford University                   Director of El Paso/Former Dean of
(United States Citizen)              Paul G. Allen Center for              Engineering, Stanford University
                                     Integrated Systems
                                     Room 201, Mail Stop 4075
                                     Stanford, CA 94305

Ronald L. Kuehn, Jr.                 1900 Fifth Avenue North               Chairman of the Board
(United States Citizen)              Birmingham, AL 35203                  El Paso Energy Corporation

Ben F. Love                          Chase Bank of Texas                   Director of El Paso/Investor Former
(United States Citizen)              600 Travis, 18th Floor                Chairman and CEO, Texas
                                     Houston, Texas 77002                  Commerce Bancshares

Max L. Lukens                        Baker Hughes Incorporated             Director of El Paso
(United States Citizen)              3900 Essex Lane, Suite 1200           Chairman, President and CEO of
                                     Houston, Texas 77027                  Baker Hughes Incorporated

Name and Citizenship                 Business Address                      Position/Principal Occupation
--------------------                 ----------------                      -----------------------------
Kenneth L. Smalley                   5 Queensview Court                    Director of El Paso/Retired
(United States Citizen)              Dallas, Texas 75225                   President of Phillips 66 Natural Gas
                                                                           Company

Adrian M. Tocklin                    Tocklin & Associates, Inc.            Director of El Paso
(United States Citizen)              4961 Bacopa Lane South                President and CEO of
                                     #801 Islamorada                       Tocklin & Associates, Inc.
                                     St. Petersburg, FL 33715

Malcolm Wallop                       Frontiers of Freedom                  Director of El Paso/
(United States Citizen)              Western Strategy Group                Chairman, Western Strategy Group
                                     1100 Wilson Boulevard                 and Frontiers of Freedom
                                     Suite 1400
                                     Arlington, VA 22209

Joe B. Wyatt                         Vanderbilt University                 Director of El Paso
(United States Citizen)              211 Kirkland Hall                     Chancellor of Vanderbilt University
                                     Nashville, TN 37240

Selim K. Zilkha                      750 Lausanne Road                     Director of El Paso
(United States Citizen)              Los Angeles, CA 90077                 Former CEO Zilkha Energy
                                                                           Company

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
   1              Joint Filing Agreement dated December 14, 1999 between
                  EnCap LP  and EnCap Investments.